Exhibit 99.1

Qutoutiao Inc. Reports Second Quarter 2020 Unaudited Financial Results

SHANGHAI, China, September 21, 2020 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•	Combined average MAUs[1] were 136.5 million, compared to 119.3 million in the second quarter of 2019 and 138.3 million in the first quarter of 2020.
•	Combined average DAUs[2] were 43.0 million, compared to 38.7 million in the second quarter of 2019 and 45.6 million in the first quarter of 2020.
•	Average daily time spent per DAU was 55.2 minutes, compared to 60.0 minutes in the second quarter of 2019 and 62.4 minutes in the first quarter of 2020.
•

Net revenues increased 4.0% year-over-year to RMB1,441.0 million (US$204.0 million), compared to RMB1,411.8 million in the first quarter of 2020, above the high end of the Company’s guided range of RMB1,410 million and RMB1,430 million.

•

Net loss was RMB222.1 million (US$31.4 million), compared to net loss of RMB561.3 million in the second quarter of 2019 and net loss of RMB531.8 million in the first quarter of 2020. Net loss margin was 15.4%, compared to 40.5% in the second quarter of 2019 and 37.7% in the first quarter of 2020.

•

Non-GAAP net loss[3] was RMB173.3 million (US$24.5 million), compared to non-GAAP net loss of RMB496.3 million in the second quarter of 2019 and non-GAAP net loss of RMB388.1 million in the first quarter of 2020. Non-GAAP net loss margin was 12.0%, compared to 35.8% in the second quarter of 2019 and 27.5% in the first quarter of 2020.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, “We are de-lighted to see our operational efficiency improved significantly in the second quarter, as we have maintained a good balance between growth and profitability.”

“We remain motivated by and committed to our long-term vision of bringing rich and diversified online content to millions of users across the country. We feel encouraged by the strategic progress we have been making especially with respect to content and technology and we expect them to be the key pillars supporting our future development.” Mr. Tan concluded.

Second Quarter 2020 Financial Results

Net revenues in the second quarter of 2020 were RMB1,441.0 million (US$204.0 million), an increase of 4.0% from RMB1,385.9 million in the second quarter of 2019.

[1]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[2]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

[3]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

Advertising and marketing revenues were RMB1,378.1 million (US$195.1 million) in the second quarter of 2020, an increase of 1.5% from RMB1,358.0 million in the second quarter of 2019, primarily due to an increase in the Company’s average DAUs, partially offset by a decrease in average daily time spent by DAUs.

Other revenues were RMB62.9 million (US$8.9 million) in the second quarter of 2020, an increase of 125.0% from RMB27.9 million in the second quarter of 2019. The increase of other revenues was primarily due to the increase of revenues from live-streaming, and, to a lesser extent, the increase of revenues from online games, partially offset by the decrease of revenues from agent services.

Cost of revenues were RMB400.2 million (US$56.6 million) in the second quarter of 2020, an increase of 10.7% from RMB361.4 million in the second quarter of 2019, primarily attributable to increases in content related costs such as revenue sharing with broadcasters and online game developers, and license fees paid to professional medias, reflecting the Company’s long-term vision to build a platform delivering high-quality online content to our users, although these increases were partially offset by decreases from costs of integrated marketing solution services and the nationwide exemption of cultural development fees on the provision of advertising services for 2020.

Gross profit was RMB1,040.8 million (US$147.3 million) in the second quarter of 2020, an increase of 1.6% from RMB1,024.5 million in the second quarter of 2019. Gross margin was 72.2%, compared to 73.9% in the second quarter of 2019. The decrease of gross margin year-over-year was mainly driven by the growth of content related costs.

Research and development expenses were RMB224.2 million (US$31.7 million) in the second quarter of 2020, generally flat with RMB221.3 million in the second quarter of 2019.

Sales and marketing expenses were RMB925.3 million (US$131.0 million) in the second quarter of 2020, a decrease of 30.0% year-over-year from RMB1,321.8 million in the second quarter of 2019. Sales and marketing expenses as a percentage of net revenues was 64.2% in the second quarter of 2020, compared to 95.4% in the second quarter of 2019, continuing to hit record low.

User engagement expenses were RMB457.2 million (US$64.7 million) in the second quarter of 2020, a slight increase of 1.7% year-over-year and a decrease of 9.9% quarter-over-quarter. User engagement expenses per DAU per day were RMB0.12 in the second quarter of 2020, compared to RMB0.13 in the second quarter of 2019 and RMB0.12 in the first quarter of 2020. The decrease of user engagement expenses year-over-year was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for its loyalty program, as well as the enhanced personalized reading experience facilitated by our AI platform and our enriched content library.

User acquisition expenses were RMB435.7 million (US$61.7 million) in the second quarter of 2020, a decrease of 44.7% year-over-year and 13.2% quarter-over-quarter. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The decrease mainly reflected the Company’s efforts in optimizing its traffic acquisition strategy, and to a lesser extent, the weak advertising market environment. User acquisition expenses per new installed user4 in the second quarter of 2020 were RMB3.3, a decrease of 52.4% year-over-year and 28.3% quarter-over-quarter.

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

Other sales and marketing expenses were RMB32.5 million (US$4.6 million) in the second quarter of 2020, a decrease of 61.5% year-over-year and 50.1% quarter-over-quarter. The decrease was mainly due to decreases in brand campaigns and sponsorship to TV shows.

General and administrative expenses were RMB105.5 million (US$14.9 million) in the second quarter of 2020, an increase of 66.1% from RMB63.5 million in the second quarter of 2019, mainly due to an additional expected credit loss provision of RMB48.8 million recorded in the second quarter of 2020 under ASC 326, Measurement of Credit Losses on Financial Instruments.

Other operating income was RMB24.8 million (US$3.5 million) in the second quarter of 2020, compared to RMB10.8 million in the second quarter of 2019, primarily due to an increase in our tax deduction as a result of a new tax regulation effective on April 1, 2019.

Loss from operations was RMB189.4 million (US$26.8 million) in the second quarter of 2020, compared to RMB571.3 million in the second quarter of 2019. Operating loss margin was 13.1%, compared to 41.2% in the second quarter of 2019.

Non-GAAP loss from operations was RMB140.6 million (US$19.9 million) in the second quarter of 2020, compared to RMB506.2 million in the second quarter of 2019. Non-GAAP operating loss margin was 9.8%, compared to 36.5% in the second quarter of 2019.

Non-operating loss for the second quarter of 2020 was RMB32.4 million (US$4.6 million), compared to a non-operating income of RMB9.4 million for the same period last year. Non-operating loss for the second quarter of 2020 mainly included a RMB22.8 million loss associated with fair value changes on long-term investments, and a net interest expenses of RMB6.9 million.

Net loss was RMB222.1 million (US$31.4 million), compared to net loss of RMB561.3 million in the second quarter of 2019. Net loss margin was 15.4%, compared to 40.5% in the second quarter of 2019.

Non-GAAP net loss was RMB173.3 million (US$24.5 million), compared to non-GAAP net loss of RMB496.3 million in the second quarter of 2019. Non-GAAP net loss margin was 12.0%, compared to 35.8% in the second quarter of 2019.

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB234.3 million (US$33.2 million) in the second quarter of 2020, compared to RMB564.3 million in the second quarter of 2019. Non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB185.5 million (US$26.3 million) in the second quarter of 2020, compared to RMB499.2 million in the second quarter of 2019.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB0.81 (US$0.11) in the second quarter of 2020. Non-GAAP basic and diluted net loss per ADS was RMB0.64 (US$0.09) in the second quarter of 2020. Each four ADSs represent one Class A ordinary share of the Company.

Cash and cash flow

As of June 30, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB930.3 million (US$131.7 million), compared to RMB1,652.5 million as of December 31, 2019. Net cash used in operating activities in the second quarter of 2020 was RMB216.2 million (US$30.6 million), compared to RMB621.3 million in the second quarter of 2019.

Our liquidity to meet our future working capital and capital expenditure requirements is based on our ability to enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs, and optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. We will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses. Our liquidity is also based on our ability to obtain capital financing from equity or debt investors. Currently, we believe that we have sufficient cash and other financial resources to fund operations for at least the next 12 months.

Recent Development

On July 16, 2020, China Central Television (“CCTV”) reported in its Annual Consumer Rights Show (“3.15 Consumer Night”) that certain advertisements placed by third-party advertising agents on Qutoutiao exaggerated the health benefits of certain food and diet products and promoted activities that may involve online-gambling (the “CCTV Report”, or “the Report”).

In response to the issues raised by the Report, the Company promptly took appropriate measures such as immediate suspension of all employees involved in these advertisements, including the person in charge of advertising operations, stricter management of all third-party advertising agents, enhancement of content management capabilities in identifying misleading or inappropriate advertisements, and the launch of an easy-to-use and easy-to-find complaint channel on the home screen of Qutoutiao so that users can file their complaints with us on any advertisement placed on our app. The Qutoutiao app was temporarily removed from several major Android-based app stores in China after the CCTV Report but was reinstated on July 31, 2020.

The Company has observed negative impacts on its business operation and financial performance due to the above incidents in the third quarter of 2020 and is still evaluating the extent of such impacts. The Company highly appreciates the importance of strict compliance with all applicable laws and regulations and believes the measures taken by the Company are critical to protect the interests of its users and investors in the long term.

Business Outlook

For the third quarter of 2020, the Company currently expects net revenues to be between RMB1,130 million and RMB1,150 million, representing a decrease of 18% to 20% year-over-year. The Company also expects loss from operations to be narrowed significantly on a year-over-year basis and flat on a quarter-over-quarter basis. This outlook reflects Qutoutiao’s current and preliminary view including preliminary assessment on the potential impacts from the CCTV Report, which is subject to uncertainty.

Conference Call

Qutoutiao’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on September 21, 2020 (9:00 a.m. Beijing/Hong Kong time on September 22).

Due to the outbreak of COVID-19, operators to assist conference calls are not available at the moment. To speed up the entry process, all participants who wish to join the call must preregister online prior to the call to receive the dial-in details.

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/6383212 at least 15 minutes prior to the scheduled call start time. Once preregistration has been complete, participants will receive dial-in numbers, Direct Event Passcode, and a unique Registrant ID.

Please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 9:59 a.m. U.S Eastern Time on September 29, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	6383212

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has grown tremendously and has led the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP operating loss margin, non-GAAP net loss, non-GAAP net loss margin, non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure excluding share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Qutoutiao’s beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	347,817,093	160,394,702
Restricted cash	27,871,552	52,023,116
Short-term investments	1,276,830,926	717,871,323
Accounts receivable, net	526,822,932	480,754,687
Amount due from related parties	278,155,878	314,969,729
Prepayments and other current assets	234,728,386	177,278,752
Total current assets	2,692,226,767	1,903,292,309

Non-current assets:
Long-term investments	37,589,200	100,280,155
Property and equipment, net	24,115,374	18,592,584
Intangible assets	88,943,679	89,952,910
Goodwill	7,268,330	7,268,330
Right-of-use assets, net	69,241,754	46,506,200
Other non-current assets	20,811,791	13,887,615
Total non-current assets	247,970,128	276,487,794
Total assets	2,940,196,895	2,179,780,103

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	328,268,752	370,749,967
Amount due to a related party	3,436,586	491,654
Registered users’ loyalty payable	134,145,439	115,933,727
Advance from customers and deferred revenue	246,630,128	165,292,154
Salary and welfare payable	129,169,734	160,287,421
Tax payable	118,156,494	154,272,429
Lease liabilities, current	38,210,188	28,123,389
Accrued liabilities related to users’ loyalty programs	89,184,947	87,829,475
Accrued liabilities and other current liabilities	788,495,442	588,828,418
Total current liabilities	1,875,697,710	1,671,808,634

Lease liabilities, non-current	26,651,446	12,631,381
Convertible loan	1,218,905,676	1,255,596,411
Deferred tax liabilities	21,228,656	20,027,036
Other non-current liabilities	7,212,463	5,968,443
Non-current liabilities	1,273,998,241	1,294,223,271
Total liabilities	3,149,695,951	2,966,031,905

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB
Total redeemable non-controlling interests	495,844,565	527,424,504

Shareholders’ deficit
Ordinary shares	44,651	45,482
Treasury stock	(142,228,779)	(142,228,779)
Additional paid-in capital	4,321,100,861	4,513,693,740
Accumulated other comprehensive loss	(17,934,525)	(33,872,367)
Accumulated deficit	(4,862,464,162)	(5,647,136,513)
Total Qutoutiao Inc. shareholders’ deficit	(701,481,954)	(1,309,498,437)
Non-controlling interests	(3,861,667)	(4,177,869)
Total deficit	(705,343,621)	(1,313,676,306)

Total liabilities, redeemable non-controlling interests and shareholders’ deficit	2,940,196,895	2,179,780,103

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB

Advertising and marketing revenues	1,358,002,272	1,363,999,871	1,378,130,528	2,445,180,495	2,742,130,399
Other revenues	27,944,539	47,796,796	62,864,776	59,616,169	110,661,572

Net revenues[5]	1,385,946,811	1,411,796,667	1,440,995,304	2,504,796,664	2,852,791,971

Cost of revenues	(361,446,349)	(460,755,006)	(400,215,157)	(640,639,323)	(860,970,163)

Gross profit	1,024,500,462	951,041,661	1,040,780,147	1,864,157,341	1,991,821,808

Operating expenses:
Research and development expenses	(221,318,168)	(280,863,263)	(224,200,283)	(376,702,160)	(505,063,546)
Sales and marketing expenses	(1,321,768,628)	(1,074,527,955)	(925,311,954)	(2,618,719,819)	(1,999,839,909)
General and administrative expenses	(63,509,965)	(107,495,935)	(105,471,595)	(147,548,555)	(212,967,530)
Total operating expenses	(1,606,596,761)	(1,462,887,153)	(1,254,983,832)	(3,142,970,534)	(2,717,870,985)

Other operating income	10,789,713	7,117,280	24,789,953	10,789,713	31,907,233

Loss from Operations	(571,306,586)	(504,728,212)	(189,413,732)	(1,268,023,480)	(694,141,944)

Investment income/ (expenses), net	2,370,255	(16,530,832)	(20,980,036)	3,603,286	(37,510,868)
Interest income/ (expenses), net	6,585,339	(3,412,695)	(6,900,309)	18,265,848	(10,313,004)
Foreign exchange related gains/ (losses), net	390,043	(2,526,636)	(270,407)	(2,535,037)	(2,797,043)
Other gains/ (losses), net	48,952	(3,519,931)	(4,213,270)	(2,008,351)	(7,733,201)
Non-operating income (loss)	9,394,589	(25,990,094)	(32,364,022)	17,325,746	(58,354,116)

Loss before provision for income taxes	(561,911,997)	(530,718,306)	(221,777,754)	(1,250,697,734)	(752,496,060)
Income tax benefits/ (expenses), net	600,811	(1,101,528)	(321,533)	1,201,622	(1,423,061)

Net loss	(561,311,186)	(531,819,834)	(222,099,287)	(1,249,496,112)	(753,919,121)

Net loss attributable to non-controlling interests	56,711	206,973	109,229	210,537	316,202
Net loss attributable to Qutoutiao Inc.	(561,254,475)	(531,612,861)	(221,990,058)	(1,249,285,575)	(753,602,919)

Accretion to convertible redeemable preferred shares redemption value	(3,020,121)	(11,865,025)	(12,315,628)	(5,293,586)	(24,180,653)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(564,274,596)	(543,477,886)	(234,305,686)	(1,254,579,161)	(777,783,572)

[5]

Revenues from transactions with related parties as a percentage of net revenues decreased to 3.9% in the second quarter of 2020 from 9.4% in the second quarter of 2019 on a year-over-year basis, and from 6.8% in the first quarter of 2020 on a quarter-over-quarter basis, respectively.

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Net loss	(561,311,186)	(531,819,834)	(222,099,287)	(1,249,496,112)	(753,919,121)
Other comprehensive income/ (loss):
Foreign currency translation adjustment, net of nil tax	21,815,137	(16,231,212)	293,370	(15,208,167)	(15,937,842)
Total comprehensive loss	(539,496,049)	(548,051,046)	(221,805,917)	(1,264,704,279)	(769,856,963)
Comprehensive loss attributable to non-controlling interests	56,711	206,973	109,229	210,537	316,202
Comprehensive loss attributable to Qutoutiao Inc.	(539,439,338)	(547,844,073)	(221,696,688)	(1,264,493,742)	(769,540,761)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(2.07)	(1.90)	(0.81)	(4.71)	(2.71)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	272,274,310	285,632,276	288,538,032	266,639,600	287,085,156
— Diluted	272,274,310	285,632,276	288,538,032	266,639,600	287,085,156

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB

Loss from Operations	(571,306,586)	(504,728,212)	(189,413,732)	(1,268,023,480)	(694,141,944)
Add: Share-based compensation expenses[6]
Cost of revenues	1,629,139	3,484,267	3,077,141	3,286,124	6,561,408
General and administrative	14,208,730	52,481,244	13,059,206	59,638,650	65,540,450
Sales and marketing	11,776,526	21,687,394	3,612,409	18,867,287	25,299,803
Research and development	37,446,655	66,097,344	29,093,874	53,779,769	95,191,218

Non-GAAP Loss from Operations	(506,245,536)	(360,977,963)	(140,571,102)	(1,132,451,650)	(501,549,065)

Net loss	(561,311,186)	(531,819,834)	(222,099,287)	(1,249,496,112)	(753,919,121)
Add: Share-based compensation expenses[5]
Cost of revenues	1,629,139	3,484,267	3,077,141	3,286,124	6,561,408
General and administrative	14,208,730	52,481,244	13,059,206	59,638,650	65,540,450
Sales and marketing	11,776,526	21,687,394	3,612,409	18,867,287	25,299,803
Research and development	37,446,655	66,097,344	29,093,874	53,779,769	95,191,218

Non-GAAP net loss	(496,250,136)	(388,069,585)	(173,256,657)	(1,113,924,282)	(561,326,242)

Net loss attributable to Qutoutiao Inc.	(561,254,475)	(531,612,861)	(221,990,058)	(1,249,285,575)	(753,602,919)
Add: Share-based compensation expenses[5]
Cost of revenues	1,629,139	3,484,267	3,077,141	3,286,124	6,561,408
General and administrative	14,208,730	52,481,244	13,059,206	59,638,650	65,540,450
Sales and marketing	11,776,526	21,687,394	3,612,409	18,867,287	25,299,803
Research and development	37,446,655	66,097,344	29,093,874	53,779,769	95,191,218

Non-GAAP net loss attributable to Qutoutiao Inc.	(496,193,425)	(387,862,612)	(173,147,428)	(1,113,713,745)	(561,010,040)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(564,274,596)	(543,477,886)	(234,305,686)	(1,254,579,161)	(777,783,572)
Add: Share-based compensation expenses[5]
Cost of revenues	1,629,139	3,484,267	3,077,141	3,286,124	6,561,408
General and administrative	14,208,730	52,481,244	13,059,206	59,638,650	65,540,450
Sales and marketing	11,776,526	21,687,394	3,612,409	18,867,287	25,299,803
Research and development	37,446,655	66,097,344	29,093,874	53,779,769	95,191,218

Non-GAAP Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(499,213,546)	(399,727,637)	(185,463,056)	(1,119,007,331)	(585,190,693)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):

[6]	There is no tax impact associated with the Company’s share-based compensation expenses.

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB

— Basic and diluted	(1.83)	(1.40)	(0.64)	(4.20)	(2.04)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
— Basic	272,274,310	285,632,276	288,538,032	266,639,600	287,085,156
— Diluted	272,274,310	285,632,276	288,538,032	266,639,600	287,085,156

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	June 30	September 30	December 31	March 31	June 30
	2019	2019	2019	2020	2020
Net revenues	1,385.9	1,406.9	1,658.4	1,411.8	1,441.0

User engagement expenses[7]	449.5	536.1	571.4	507.5	457.2
User acquisition expenses[8]	787.9	788.3	680.9	502.0	435.7
Other sales and marketing expenses	84.3	178.8	115.5	65.1	32.5

Total sales and marketing expenses	1,321.8	1,503.2	1,367.7	1,074.5	925.3

Combined Average MAUs (in millions)	119.3	133.9	137.9	138.3	136.5
Combined Average DAUs (in millions)	38.7	42.1	45.7	45.6	43.0
New installed users (in millions)	113.7	119.9	123.0	109.2	132.2

Average net revenues per DAU per day (RMB)	0.39	0.36	0.39	0.34	0.37
User engagement expenses per DAU per day (RMB)	0.13	0.14	0.14	0.12	0.12
User acquisition expenses per new installed user (RMB)	6.93	6.58	5.54	4.60	3.30

[7]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivise word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per DAU per day” refer to such expenses incurred on an average DAU per day during a particular period.

[8]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new installed user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.